February 18, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuvectis Pharma, Inc. Registration Statement on Form S-3
File No. 333-293459

Ladies and Gentlemen:

Nuvectis Pharma, Inc. (the “Company”) hereby requests, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. EST on February 20, 2026, or as soon thereafter as practicable.

Please contact Matt Mamak of Alston & Bird LLP, the Company’s counsel, at (212) 210-1256, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Nuvectis Pharma, Inc.

By:	/s/ Ron Bentsur
Name:	Ron Bentsur
Title:	Chairman, Chief Executive Officer and President